Exhibit 99.3

COMPANY OVERVIEW AND STRATEGY Investor Presentation - September 2016 1 MOKO SOCIAL MEDIA

Overview • MOKO product portfolio • The market opportunity • User engagement • Monetization strategy 2

About MOKO • MOKO provides the leading apps for US college and high school sports communities • The US student market is highly attractive with annual discretionary spending totalling more than $160b • MOKO has built an exclusive foothold and continues to grow organically and through innovation • MOKO is now poised to monetize its position by attracting brands, businesses and advertisers • MOKO has reduced costs & is reviewing its capital needs & strategic options to leverage the significant foothold developed in the lucrative college & high school markets 3

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Innovative Apps MOKO has developed a portfolio of innovative sports management apps REC*IT, an award - winning sports management app for colleges Big Teams powered by REC*IT, for high school sports management REC*IT FITNESS, a college campus fitness app REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators 5

REC*IT • Enables college recreation directors and students to engage in all aspects of intramural sports programming — team registration, building, scheduling and communication 6

BigTeams • REC*IT platform extension that enables high school athletic directors/coaches to coordinate athletic team members, rosters, and stats, while letting students/parents check schedules, scores, and standings 7

REC*IT Fitness • Leverages the REC*IT platform to help college recreation directors and students organize, browse and share on - campus personal fitness classes and activities 8

REC*IT Plus • Next product under development • A paid for app targeted at recreation centre administrators • Can be customised to assist with recreation centre facility and program management (‘bespoke’) • Revenue generation from subscriptions • Expected to lead to “mandating” – where students are required to use MOKO apps • Beta version available Fall 2016 to select school partners 9

The Market Opportunity • US student market is highly attractive, with significant discretionary spend – College students - US$163 billion p.a. – High school students - US$91.1 billion p.a. • Niche market attractive to advertisers – High discretionary spend in key markets – Establishes foothold early in consumer life cycle – College students within, or will enter, higher socio - economic brackets 10

Reach Through Sports • Recreational sports are the most popular campus activity • MOKO’s products capture students through sports – 75% of US students use on - campus rec centers, facilities or programs in a given year – Of those who use rec centers, 80% participate in campus rec programs and/or activities at least once a week 11 … of college students participate in campus rec sports or use rec facilities and services at least once a week, and … o f those students spend at least 30 minutes per session in the rec centr e. 79% 89%

Exclusive Access • MOKO has exclusive agreements with the largest college and high school sports data providers in the US – IMLeagues agreement provides access to >10m 1 students at 1,250 2 colleges - more than 50% of the US college student population – Big Teams agreement provides access to 3,400 + 3 high schools - more than 13% of the US high school population 1 Aggregate number of enrolled students per college/university from the MOKO Social Media CRM Database. Enrolment numbers per c oll ege/university entered from college/university or Wikipedia page. Total market size taken from Statistic Brain Research Institute . 2 IMLeagues (total number of colleges/universities) in their database as of February 24, 2016. Some schools are still in the “onboarding” p rocess and will be live between now and Sept 2016. 3 BigTeams LLC. 12

Critical Mass of Users • Significant market penetration – REC*IT has had over 752,000 first launches (‘user acquisition’) • Ongoing growth – 480,000 first launches in 2016 - an increase of 114% – 125 colleges added in the six months to 30 June 2016 • Strong engagement – Average of 9.87 screen views per session, up 32% from 7.5 the previous year 13 1 Statistics supplied from Adobe Analytics on August 30 th 2016

Unique Position • MOKO’s products don’t compete with other social media sites – MOKO’s products are complementary to Facebook, google etc • MOKO’s products are useful utilities – provide information and essential organization tools for students • MOKO’s products are aligned – used by administrators and students • No other major operator in these markets 14

MOKO at a Turning Point • First stage – Establishing critical mass of users and product acceptance • Current stage – Extending product range to include paid apps – Entrenching and “mandating” products – Moving to monetization - focus on revenue generation 15

Monetization Strategy • MOKO’s strategy is to maximize the value of its asset – its exclusive market reach to advertisers and brand marketers – by – Using free products to build a substantial user base in a clearly defined market – Creating supplementary paid subscription products that generate revenue and result in mandated use – Leveraging off these products to provide multilayered marketing campaigns to to advertisers and brand marketers – Revenue sharing with the colleges/universities to entrench products and boost value – Integrating mobile payments into all the mobile products to become a payment processor between students & the college/universities 16

Multi - Layered Marketing • MOKO generates revenue from advertisers and brand marketers by integrating their marketing into MOKO products, through – Sponsorship – Rewards – Social Engagement • Students can earn points for engaging with sponsor on social media – Data Capture • Acquisition of email/SMS data for a sponsor’s targeted audience – Advertisements • Native/Premium mobile ad units • Retargeting of students on third - party websites or social media platforms for sponsored campaign 17

Recent Example • July 2016 - first integrated marketing partnership with – a major global franchise restaurant group: – Paid marketing campaign drove awareness and purchase of the group’s products and included in - app promotions and discounts as well as on - site events at select colleges – REC*IT’s in - app click - through rate was four times higher than campaigns conducted through other similar digital media platforms – MOKO is currently in direct talks with brands across categories including athletic apparel, consumer packaged goods, isotonic drinks, entertainment and insurance 18

MOKO In The News • Forbes – When It Comes To Higher Education, Small Sports Are Big Business – August 30 th 2016 • Cynopsis – MOKO & Competitor Group Complete RunHaven Deal – August 16 th 2016 • SportsBusiness Journal - MOKO Social Media announce deal for CGI to acquire RunHaven – August 16 th 2016 - 19

Summary • MOKO has an innovative suite of products and exclusive access to an attractive market • MOKO has established a critical mass of users with high engagement and numbers continue to grow • MOKO has a clear monetization strategy under way 20

www.mokosocialmedia.com 21 MOKO SOCIAL MEDIA